BOC HONG KONG (HOLDINGS) LIMITED

[redacted]

File No. 82-34675

Our Ref : BS(2008)140(JY)

08003690

26 June 2008

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2008 JUL -9 A 8:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

BOC Hong Kong (Holdings) Limited (the "Company")
Rule 12g3-2(b) File No. 82-34675

We enclose a copy of the announcement in relation to Subordinated Credit Facility between Bank of China Limited and the Company as published on the website of Hong Kong Exchanges and Clearing Limited on 25 June 2008 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
JUL 11 2008
THOMSON REUTERS

Jason C W Yeung
Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochk.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED
(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 3988)

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 2388)

ANNOUNCEMENT

SUBORDINATED CREDIT FACILITY BETWEEN BANK OF CHINA LIMITED AND BANK OF CHINA (HONG KONG) LIMITED

This joint announcement is made by BOC and BOCHK Holdings pursuant to the Listing Rules.

On 25 June 2008, BOC and BOCHK entered into a subordinated credit facility agreement pursuant to which BOC agreed to extend a €660,000,000 subordinated credit facility to BOCHK. The Subordinated Loan allows BOC to take advantage of its adequate capital to strengthen BOCHK's capital base and to meet BOCHK's business development needs.

The terms of the Subordinated Loan were negotiated on an arm's length basis between the two parties, and are in the overall interests of both BOC and BOCHK Holdings and the shareholders of BOC and BOCHK Holdings taken as a whole, respectively.

This joint announcement is made by Bank of China Limited ("**BOC**") and BOC Hong Kong (Holdings) Limited ("**BOCHK Holdings**") pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

On 25 June 2008, BOC and Bank of China (Hong Kong) Limited ("**BOCHK**"), the principal operating subsidiary of BOCHK Holdings and an authorized institution under the Banking Ordinance, entered into a subordinated credit facility agreement, pursuant to which BOC shall make available to BOCHK a subordinated credit facility (the "**Subordinated Loan**") of €660,000,000 for a term of 10 years from 27 June 2008. The Subordinated Loan shall be due and repayable on 27 June 2018. BOCHK may elect to repay the Subordinated Loan on or after 28 June 2013. Interest on the Subordinated Loan shall be payable every six months at 0.85%+ EURIBOR for the initial period of 5 years and, if not repaid, at 1.35%+EURIBOR for the remaining period.

The Subordinated Loan qualifies as Tier 2 Capital of BOCHK pursuant to the regulatory requirements of the Hong Kong Monetary Authority and will improve the capital structure of BOCHK. Going forward, BOCHK will continue to take proactive measures to manage its capital, with a view to meeting its strategic development needs.

The Subordinated Loan constitutes a connected transaction for both BOC and BOCHK Holdings under Chapter 14A of the Listing Rules. The Subordinated Loan was provided in the ordinary and usual course of BOC's business and on normal commercial terms. An independent board committee ("**IBC**") of BOCHK Holdings, comprising all of its independent non-executive directors and chaired by Mr. Tung Chee Chen, has reviewed the terms and conditions (including the pricing) of the Subordinated Loan. With the benefit of advice by an independent financial advisor, the IBC considers that they are fair and reasonable.

The Subordinated Loan allows BOC to take advantage of its adequate capital to improve the financial performance of BOC and to strengthen BOCHK's capital base. It will be used for general corporate purposes of BOCHK including to meet BOCHK's business development needs. The terms of the Subordinated Loan were negotiated on an arm's length basis between the two parties, and are in the overall interests of both BOC and BOCHK Holdings and the shareholders of BOC and BOCHK Holdings taken as a whole, respectively.

By Order of the Board	By Order of the Board
Bank of China Limited	**BOC Hong Kong (Holdings) Limited**
Yeung Cheung Ying	**Jason C. W. Yeung**
Company Secretary	*Company Secretary*

Hong Kong, 25 June 2008

As at the date of this announcement, the Directors of BOC are: Mr. XIAO Gang (Chairman), Mr. LI Lihui (Vice Chairman and President), Mr. LI Zaohang, Mr. ZHOU Zaiqun, Mr. ZHANG Jinghua, Mdm. HONG Zhihua*, Mdm. HUANG Haibo*, Mr. CAI Haoyi*, Mr. WANG Gang*, Mr. LIN Yongze*, Sir Frederick Anderson GOODWIN*, Mr. SEAH Lim Huat Peter*, Mr. Anthony Francis NEOH**, Mr. Alberto TOGNI**, Mr. HUANG Shizhong** and Mdm. HUANG Danhan**.*

As at the date of this announcement, the Directors of BOCHK Holdings are: Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*

** *Independent Non-executive Directors*

File No. 82-34675

Our Ref : BS(2008)143(JY)

30 June 2008

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited (the "Company")
Rule 12g3-2(b) File No. 82-34675

We enclose a copy of each of the following documents of the Company for your attention:

(a) Letter to Shareholders regarding Instructions in relation to Future Corporate Communication; and
(b) Reply Slip regarding Publication and Posting of Corporate Communication.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C W Yeung
Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com
傳真 Fax: (852) 2810 5830

Publication and Posting of Corporate Communication
Reply Slip

Shareholders of BOC Hong Kong (Holdings) Limited (the "**Company**") are encouraged to read copies of any document issued by the Company to the Shareholders including (but not limited to) summary financial report ("**Financial Summary**"), complete annual report and accounts ("**Full Financial Report**"), interim report, notice of meeting, listing document and circular ("**Corporate Communication**") posted on the Company's website in the place of being sent a printed copy of such Corporate Communication (the "**Website Option**"), which helps reduce the quantity of printed versions of the Corporate Communication and hence the impact on the environment and which is a more convenient and prompt method of communication with Shareholders. **Any Shareholder who wishes to take advantage of the Website Option should complete, sign and return this Reply Slip to the Company's Share Registrar. For more details, please refer to the letter to the Shareholders dated 30 June 2008.**

Please tick only one box of this Reply Slip.

To: BOC Hong Kong (Holdings) Limited

1. **Website Option**

I/We would like to rely on copies posted on the Company's website in lieu of any printed copies of Corporate Communication and

(A) ☐ the electronic notification posted on the Company's website of the publication of those documents and other related matters.

(B) ☐ to receive by post a printed copy of the notification of the publication of those documents and other related matters on the Company's website.

OR

2. **Printed Option**

I/We would like to receive all future Corporate Communication in the manner indicated below:

(i) Financial Summary (but not the Full Financial Report) and other Corporate Communication

☐ English version only ☐ Chinese version only ☐ Both English and Chinese versions

(ii) Full Financial Report (but not the Financial Summary) and other Corporate Communication

☐ English version only ☐ Chinese version only ☐ Both English and Chinese versions

Notes:

1. **Please tick only one box of this Reply Slip. Any Reply Slip with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void at the discretion of the Company.**
2. The above instruction will apply to all Corporate Communication to be sent to you until you properly inform us otherwise.
3. Both the English language and the Chinese language versions of all future Corporate Communication will be available from the Company or its Share Registrar on request.
4. If your shares are held in joint names, all joint holders OR the joint holder whose name stands first on our Register of Members should sign on this Reply Slip in order to be valid.

Name: ______________________ Signature: ______________________

Contact telephone number: ______________________ Date: ______________________

有關刊發公司通訊文件事宜
回條

中銀香港(控股)有限公司(「**本公司**」)鼓勵各股東閱讀在本公司的網址上所刊登有關本公司向股東發出的任何文件，包括(但不限於)財務摘要報告(「**財務摘要**」)、完整的年報及財務報告(「**詳細財務報告**」)、中期報告、股東大會通知、上市文件及通函(「**公司通訊文件**」)以代替收取該等公司通訊文件的印刷本(「**上網閱覽文件方式**」)。我們相信此乃更方便快捷與股東通訊的方式，並有助減低印刷公司通訊文件的數量及減低對環境的影響。**如股東擬選擇上網閱覽文件方式，請填妥及簽署此回條，然後將本回條交回本公司股份過戶登記處。詳情請參閱於二零零八年六月三十日發給股東的信函。**

請僅在<u>一個</u>空格內填上「✓」號。

致：中銀香港(控股)有限公司

1. <u>上網閱覽文件</u>

本人／我們希望依賴在本公司網址上刊載的網上版，以代替公司通訊文件的任何印刷本，及

(A) ☐ 在本公司網址上刊載有關刊發該等文件及其他相關事宜的<u>電子通告</u>。

(B) ☐ 以郵遞方式收取有關本公司網址上刊發該等文件及其他相關事宜的通告的<u>印刷本</u>。

或

2. <u>印刷文件</u>

本人／我們希望按下列指定方式收取所有日後的公司通訊文件：

(i) 財務摘要(而不是詳細財務報告)及其他公司通訊文件

☐ 只收取<u>英文版</u>　☐ 只收取<u>中文版</u>　☐ 收取<u>英文和中文</u>兩種版本

(ii) 詳細財務報告(而不是財務摘要)及其他公司通訊文件

☐ 只收取<u>英文版</u>　☐ 只收取<u>中文版</u>　☐ 收取<u>英文和中文</u>兩種版本

請注意：

1. **請僅在本回條的其中一個空格內劃上「✓」號。如在超過一個空格內劃上「✓」號或未有在任何空格內劃上「✓」號或在其他方面填寫不正確，本公司可酌情決定將回條作廢。**
2. 上述指示將適用於本公司今後發出的所有公司通訊文件，直至　閣下另行通知本公司為止。
3. 閣下可向本公司或本公司的股份過戶登記處索取日後的公司通訊文件的英文及中文版。
4. 倘若　閣下的股份以聯名持有，則本回條需由所有聯名持有人<u>或</u>其姓名位列於本公司股東名冊首位的聯名持有人簽署，方為有效。

姓名／名稱：______________________　簽署：______________________

聯絡電話：______________________　日期：________年________月________日

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 2388)

30 June 2008

Dear Shareholder,

Instructions in relation to future Corporate Communication

Pursuant to the applicable legislation and regulation, and the Articles of Association of BOC Hong Kong (Holdings) Limited (the "**Company**"), the Company is permitted to allow its Shareholders to elect:

(a) to receive summary financial report ("**Financial Summary**") in the place of the complete annual report and accounts ("**Full Financial Report**"). The Financial Summary is a document that contains all the information and particulars contained on the face of the Company's balance sheet and profit and loss account, together with key information from the Full Financial Report. The Financial Summary only gives a summary of the information and particulars contained in the Full Financial Report, from which it is derived; and/or

(b) to rely on copies of any document issued by the Company to the Shareholders including (but not limited to) Financial Summary, Full Financial Report, interim report, notice of meeting, listing document and circular ("**Corporate Communication**") posted on the Company's website in the place of being sent a printed copy of such Corporate Communication (the "**Website Option**"); or

(c) to receive the English language version only or the Chinese language version only of any Corporate Communication.

You are encouraged to take advantage of the Website Option, which helps reduce the quantity of printed versions of the Corporate Communication and hence the impact on the environment and which is a more convenient and prompt method of communication with Shareholders.

As a token of appreciation of your support to opt for the Website Option, Shareholders who complete, sign and return the enclosed Reply Slip to the Company's Share Registrar on or before 31 July 2008 opting for the Website Option (i.e. Box A or Box B) will each be entitled to one Maxim's Cake Coupon (worth HK$48). The entitled Shareholders will be determined by the date of receipt of the enclosed Reply Slip registered by the Company's Share Registrar and on the condition that you are still a Shareholder registered in the Register of Members of the Company as at 16 September 2008. The cake coupon will be sent to the entitled Shareholders by ordinary mail around late September 2008.

If you exercise the Website Option, you will be notified of the publication of the Corporate Communication on the Company's website, the address of the website and the location on the website where the Corporate Communication may be accessed and how it may be accessed. You may choose to: (a) rely on the copy of that notification which will be posted on the Company's website in the place of a printed copy of that notification; or (b) to receive a printed copy of the notification by post.

To make your election, you may send a notice of intent to the Company in the form of the enclosed Reply Slip indicating whether you wish and agree to select one of the various options given to you in the Reply Slip. Please tick the appropriate box and sign and return the Reply Slip, using the envelope provided, to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. If your registered address is within Hong Kong, the enclosed envelope will be postage prepaid and you do not need to affix a stamp when returning your Reply Slip. Otherwise, please affix an appropriate stamp. You have the right at any time by reasonable notice in writing to the Company or its Share Registrar to change your choice.

If we receive your Reply Slip by 31 July 2008, your instruction will apply to all Corporate Communication to be sent to Shareholders of the Company on or after 14 August 2008 until you inform the Company otherwise in accordance with the applicable legislation and regulation. **If we do not receive your Reply Slip by 31 July 2008 and until you properly inform the Company otherwise, we will only send to you: (a) a printed Chinese version of all future Corporate Communication (with a Financial Summary in the place of the Full Financial Report) if your registered address is in Hong Kong and you have a Chinese surname; or otherwise (b) a printed English version of all future Corporate Communication (with a Financial Summary in the place of the Full Financial Report).** If we receive your Reply Slip after 31 July 2008, we will respect your election and will, subject to applicable legislation and regulation, use our best endeavours to comply with your election.

Finally, please note that (a) both the English and the Chinese versions of future Corporate Communication will be available from the Company or its Share Registrar on request; and (b) the same will also be available on the Company's website at www.bochk.com and the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk. If you have any queries relating to this letter, please call our hotline at (852) 2846 2700.

Yours faithfully,
Jason C.W. Yeung
Company Secretary
For and on behalf of
BOC Hong Kong (Holdings) Limited

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(於香港註冊成立之有限公司)
(股份代號：2388)

有關收取將來公司通訊文件的指示

敬啟者：

根據有關法例／規則及中銀香港(控股)有限公司(「**本公司**」)的組織章程細則，本公司獲准容許其股東選擇:

(a) 收取財務摘要報告(「**財務摘要**」)以代替收取完整的年報及財務報告(「**詳細財務報告**」)。財務摘要載有本公司的資產負債表及損益表所載的所有資料及詳情以及摘錄自詳細財務報告的關鍵資料。財務摘要取材於詳細財務報告，而且只是詳細財務報告所載的資料及詳情的摘要；及／或

(b) 依賴在本公司的網址上所刊登有關本公司向股東發出的任何文件，包括(但不限於)財務摘要、詳細財務報告、中期報告、股東大會通知、上市文件及通函(「**公司通訊文件**」)以代替收取該等公司通訊文件的印刷本(「**上網閱覽文件方式**」)；或

(c) 只收取所有公司通訊文件的英文版或中文版。

我們希望各股東踴躍採用上網閱覽文件方式。我們相信此乃更方便快捷與股東通訊的方式，並有助減低印刷公司通訊文件的數量及減低對環境的影響。

為了對支持上網閱覽文件的股東表示謝意，凡於二零零八年七月三十一日或該日前填妥、簽署及向本公司股份過戶登記處交回隨本函附上的回條並選擇上網閱覽文件(即選擇(A)或(B)項)的股東，每位將可獲得一張價值48港元的美心餅券。可獲得餅券的股東將按本公司的股份過戶登記處所登記收到隨附回條的日期而釐定，並須於二零零八年九月十六日當天仍然為本公司股東名冊上的登記股東。本公司將於二零零八年九月下旬以一般郵遞方式向每位可獲得餅券的股東寄送一張餅券。

閣下如選擇採用上網閱覽文件，將會收到有關在本公司網上刊發公司通訊文件、網站地址、在本公司網址上可查閱該等公司通訊文件的位置及如何查閱的通告。　閣下可以選擇(a)依賴將會在本公司的網址上刊載的該通告的網上版，以代替該通告的印刷本或(b)以郵遞方式收取該通告的印刷本。

閣下可以採用隨本函附上的回條的形式向本公司送交意願通知書，請在隨本函附上的回條上適當的空格內劃上「✓」號，並在回條上簽署，然後利用所提供的回郵信封，將回條交回本公司的股份過戶登記處，香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心18樓1806至1807室)。倘若　閣下的登記地址為香港地址，隨本函附上的回郵信封已預付郵費，因此在寄回回條時，　閣下毋須貼上郵票；否則，請貼上適當的郵票。　閣下有權於任何時間以合理的書面通知知會本公司或本公司股份過戶登記處以更改　閣下的選擇。

倘若本公司於二零零八年七月三十一日或該日前收到　閣下的回條，　閣下的回條將會適用於二零零八年八月十四日及其後向股東發出的所有公司通訊文件，直至　閣下按照適用法例法規向本公司發出通知另作指示為止。**倘若本公司於二零零八年七月三十一日或該日前未有收到　閣下的回條，本公司將只會向　閣下寄送(a)(倘若　閣下的登記地址為香港地址及　閣下擁有中文姓氏)所有其後的公司通訊文件(包括財務摘要以代替詳細財務報告)的印刷本中文版；或在其他情況下(b)所有其後的公司通訊文件(包括財務摘要以代替詳細財務報告)的印刷本英文版。**倘若本公司於二零零八年七月三十一日後收到　閣下的回條，在適用法例法規的規限下，本公司將尊重並盡量依從　閣下的選擇。

最後，請注意(a)　閣下可隨時向本公司或本公司股份過戶登記處索取公司通訊文件的英文和中文版，(b)　閣下亦可在本公司網址www.bochk.com及香港交易及結算所有限公司網址www.hkexnews.hk閱覽公司通訊文件的英文和中文版。　閣下如有任何與本函有關的疑問，請致電本公司熱線 (852) 2846 2700。

代表
中銀香港(控股)有限公司
公司秘書
楊志威
謹啟
二零零八年六月三十日

Our Ref : BS(2008)144(JY) File No. 82-34675

4 July 2008 **BY COURIER**

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECEIVED 2008 JUL -9 A 8:42 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No. 82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with The Stock Exchange of Hong Kong Limited for the month ended 30 June 2008 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C W Yeung
Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com 傳真 Fax: (852) 2810 5830

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表 （ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	04/07/2008	15:30:43	Submitted By 呈交者	02388P01
Date/Time Approved 批准日期/時間	04/07/2008	15:30:44	Approved By 審批者	02388P03
Submission No. 呈交編號	EBIS-080703-00221		Status 狀況	Approved

Issuer 發行人	LM02388	BOC Hong Kong (Holdings) Limited		
Type of Agent 代理人類別				
Tier 1 Headline 標題類別 (第一層)	Unvetted		Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Jason C.W. Yeung			
Contact No. 聯絡電話	2846 2700			

For the month ended :
截至月份： 30/06/2008

Name of Issuer 公司名稱	LM02388	BOC Hong Kong (Holdings) Limited
Representative Code/Name 代表代號／姓名		

Contact Person 聯絡人	Jason C.W. Yeung		
Contact Telephone No. 聯絡電話	2846 2700	Date submitted 呈交日期	04/07/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- [✓] Ordinary shares 普通股
- [ ] Preference shares 優先股
- [ ] Equity Warrants 股本權證
- [ ] Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : (1) 股份代號：	2388	Description : 說明 ：	
	No. of Shares 股份數目	Par Value 面値	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	20,000,000,000	HKD 5.00	100,000,000,000
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期） (dd/mm/yyyy) （日／月／年）			

Balance at close of the month 本月底結存	20,000,000,000	HKD	5.00	100,000,000,000

(2) Stock Code : (2) 股份代號 :			Description : 說明 :	
	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加 ／（減少） (EGM approval date) (股東特別大會通過日期） (dd/mm/yyyy) （日 ／ 月 ／ 年）				
Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code : 股份代號 :			Description : 說明 :	
	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加 ／（減少） (EGM approval date) (股東特別大會通過日期） (dd/mm/yyyy) （日 ／ 月 ／ 年）				
Balance at close of the month				

本月底結存	HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code :
股份代號 ：

Description :
說明 ：

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 HKD 100,000,000,000

Section A A部 Section B B部 Section C C部 Section D D部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	10,572,780,266			
Increase/(Decrease) during the month				

本月增加／（減少）	
Balance at close of the month 本月底結存	10,572,780,266

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						◎ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
		Total Exercised Money During the Month 月內已行使總金額	HKD			

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy)（到期日 － 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. ( )	HKD				◎ Ordinary (1) 普通股 (1) ○ Ordinary (2)

Stock Code
股份代號

Subscription Price
認購價 HKD

普通股 (2)
○ Preference
優先股
○ Other Class
其他類別

2. HKD

( )
Stock Code
股份代號

Subscription Price
認購價 HKD

◉ Ordinary (1)
普通股 (1)
○ Ordinary (2)
普通股 (2)
○ Preference
優先股
○ Other Class
其他類別

3. HKD

( )
Stock Code
股份代號

Subscription Price
認購價 HKD

◉ Ordinary (1)
普通股 (1)
○ Ordinary (2)
普通股 (2)
○ Preference
優先股
○ Other Class
其他類別

4. HKD

( )
Stock Code
股份代號

Subscription Price
認購價 HKD

◉ Ordinary (1)
普通股 (1)
○ Ordinary (2)
普通股 (2)
○ Preference
優先股
○ Other Class
其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
2. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
3. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別	No. Of New Shares Arising Therefrom

				由此而產生的新股數目
1.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）	◎ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
2.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）	◎ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
3.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）	◎ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
4.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）	◎ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2)

				◯ Preference 優先股 ◯ Other Class 其他類別
5.	**Bonus Issue** 紅股發行		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）	◎ Ordinary (1) 普通股 (1) ◯ Ordinary (2) 普通股 (2) ◯ Preference 優先股 ◯ Other Class 其他類別
6.	**Repurchase of share** 購回股份		Cancellation Date: (dd/mm/yyyy) 註銷日期 ：（日／月／年）	◎ Ordinary (1) 普通股 (1) ◯ Ordinary (2) 普通股 (2) ◯ Preference 優先股 ◯ Other Class 其他類別
7.	**Redemption of share** 贖回股份		Redemption Date: (dd/mm/yyyy) 贖回日期 ：（日／月／年）	◎ Ordinary (1) 普通股 (1) ◯ Ordinary (2) 普通股 (2) ◯ Preference 優先股 ◯ Other Class 其他類別
8.	**Other** 其他	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：	◎ Ordinary (1) 普通股 (1)

(Please specify)： （請註明）	（日／月／年）	○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name
姓名 Jason C.W. Yeung

* Title
職銜 Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

File No.82-35030

Our Ref: BOC/BSHK(2008)047(CY)

4 July 2008 BY COURIER

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Bank of China Limited (the "Bank") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-35030)

Enclosed please find a copy of each of the documents, as listed in Annex A attached hereto, to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Brief descriptions of each document for which no English language version, translation or summary has been prepared are set forth in Annex B attached hereto.

In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that the Bank, a joint stock company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

If you have any queries in connection with this matter, please contact the undersigned at (852) 2974 7376 or our Mr. Zhang Handong at (8610) 6659 4567.

Yours faithfully,
For and on behalf of
Bank of China Limited

Yeung Cheung Ying
Company Secretary

Encl.

Annex A

List of Documents Furnished

1. Announcement dated 19 June 2008 in relation to poll vote results of 2007 Annual General Meeting held on 19 June 2008 of the Bank as published on the website of Hong Kong Exchanges and Clearing Limited.

2. Clarification announcement dated 23 June 2008 in relation to poll vote results of 2007 Annual General Meeting held on 19 June 2008 of the Bank as published on the website of Hong Kong Exchanges and Clearing Limited.

3. Joint announcement dated 25 June 2008 in relation to subordinated credit facility between the Bank and Bank of China (Hong Kong) Limited as published on the website of Hong Kong Exchanges and Clearing Limited.

4. Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 30 June 2008 filed by the Bank with The Stock Exchange of Hong Kong Limited.

Brief Descriptions of Documents for which No English Language Version, Translation or Summary Has Been Prepared

1. Announcement dated 19 June 2008 in relation to resolutions of the Board of Directors of the Bank passed at the meeting held on 19 June 2008 as published in the People's Republic of China (the "PRC").

2. Overseas regulatory announcement dated 19 June 2008 in relation to the publication in the PRC of an announcement on resolutions of the Board of Directors of the Bank passed at the meeting held on 19 June 2008, as published on the website of Hong Kong Exchanges and Clearing Limited.

3. Announcement dated 19 June 2008 in relation to poll vote results of 2007 Annual General Meeting held on 19 June 2008 of the Bank as published in the PRC.

4. Clarification announcement dated 23 June 2008 in relation to poll vote results of 2007 Annual General Meeting held on 19 June 2008 of the Bank as published in the PRC.

5. Announcement dated 23 June 2008 in relation to 2007 A-Share final dividend distribution of the Bank as published in the PRC.

6. Overseas regulatory announcement dated 23 June 2008 in relation to the publication in the PRC of an announcement on 2007 A-Share final dividend distribution of the Bank, as published on the website of Hong Kong Exchanges and Clearing Limited.

7. Announcement dated 25 June 2008 in relation to subordinated credit facility between the Bank and Bank of China (Hong Kong) Limited as published in the PRC.

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 3988)

POLL VOTE RESULTS OF 2007 ANNUAL GENERAL MEETING HELD ON 19 JUNE 2008

The Board of Directors of Bank of China Limited (the "Bank") is pleased to announce the poll vote results of the 2007 Annual General Meeting (the "Meeting") of the Bank held on Thursday, 19 June 2008 at Central Garden Hotel, No.18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China and at Island Ballroom, Island Shangri-La, Hong Kong, Level 5, Pacific Place, Supreme Court Road, Central, Hong Kong.

1. Convening and Attendance of the Meeting

The Meeting was held on 19 June 2008 at 3:00 p.m. at Central Garden Hotel, No.18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China and at Island Ballroom, Island Shangri-La, Hong Kong, Level 5, Pacific Place, Supreme Court Road, Central, Hong Kong.

The total number of shares in issue as at the date of the Meeting was 253,839,162,009, which was the total number of shares entitling the holders to attend and vote on the resolutions proposed at the Meeting. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the Meeting. There were in aggregate 696 shareholders and authorized representatives attending the Meeting, representing 223,840,835,710 shares, accounting for 88.1822% of the total shares with voting rights of the Bank. The Meeting was convened by the Board of Directors and presided over by Chairman Xiao Gang, all directors, supervisors, the Board Secretary and the Company Secretary attended the meeting, together with some attendees from the Senior Management as observer. The Meeting was convened in compliance with the relevant provisions of the Company Law of the People's Republic of China and the Articles of Association of the Bank.

2. Consideration and Approval of Proposals

The following proposals were considered and approved by the shareholders present at the Meeting by means of poll:

Ordinary Resolutions		Votes (%)		
		For	Against	Abstain
1	To consider and approve the 2007 Annual Report of the Bank.	222,682,595,207 (99.482561%)	1,035,000 (0.000462%)	1,157,205,503 (0.516977%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
2	To consider and approve the 2007 Working Report of the Board of Directors of the Bank.	222,682,551,207 (99.482541%)	1,035,000 (0.000462%)	1,157,249,503 (0.516997%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
3	To consider and approve the 2007 Working Report of the Board of Supervisors of the Bank.	222,682,545,207 (99.482538%)	1,037,000 (0.000463%)	1,157,253,503 (0.516999%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
4	To consider and approve the 2007 Annual Financial Statements of the Bank.	222,682,539,207 (99.482536%)	1,037,000 (0.000463%)	1,157,259,503 (0.517001%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
5	To consider and approve the 2008 Annual Budget of the Bank.	222,972,321,207 (99.611995%)	1,040,000 (0.000465%)	867,474,503 (0.387540%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
6	To consider and approve the 2007 Profit Distribution Plan of the Bank.	222,973,233,207 (99.612402%)	21,000 (0.000009%)	867,581,503 (0.387589%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			

7	To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers as the external auditors of the Bank and their audit fees for 2008.	222,975,584,207 (99.613452%)	28,000 (0.000013%)	865,223,503 (0.386535%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
8	To consider and approve the re-election of Sir Frederick Anderson GOODWIN as a Non-executive Director of the Bank.	222,666,629,831 (99.475428%)	308,880,876 (0.137991%)	865,325,003 (0.386581%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
9	To consider and approve the 2007 Performance Appraisal and Bonus Plans for the Chairman of the Board of Directors, the Executive Directors, the Chairman of the Board of Supervisors and the Supervisors of the Bank.			
9.1	To consider and approve the 2007 Performance Appraisal and Bonus Plan for Mr. XIAO Gang, the Chairman of the Board of Directors of the Bank.	222,974,862,317 (99.613130%)	651,890 (0.000291%)	865,321,503 (0.386579%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
9.2	To consider and approve the 2007 Performance Appraisal and Bonus Plan for Mr. LI Lihui, the Vice-chairman of the Board of Directors and the President of the Bank.	222,974,827,317 (99.613114%)	652,890 (0.000292%)	865,355,503 (0.386594%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
9.3	To consider and approve the 2007 Performance Appraisal and Bonus Plan for Mr. LI Zaohang, the Executive Director and the Executive Vice-president of the Bank.	222,974,789,317 (99.613097%)	655,890 (0.000293%)	865,390,503 (0.386610%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			

9.4	To consider and approve the 2007 Performance Appraisal and Bonus Plan for Mr. HUA Qingshan.	222,972,507,317 (99.612078%)	657,890 (0.000294%)	867,670,503 (0.387628%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
9.5	To consider and approve the 2007 Performance Appraisal and Bonus Plan for Mr. LIU Ziqiang, the Chairman of the Board of Supervisors of the Bank.	222,972,528,307 (99.612087%)	676,900 (0.000302%)	867,630,503 (0.387611%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
9.6	To consider and approve the 2007 Performance Appraisal and Bonus Plan for full-time Supervisors of the Bank assigned by shareholders.	222,972,513,312 (99.612080%)	660,895 (0.000295%)	867,661,503 (0.387625%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
10	To consider and approve the Remuneration Adjustment Scheme for the Non-executive Directors of the Bank.	222,974,398,808 (99.612923%)	1,105,900 (0.000494%)	865,331,002 (0.386583%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
11	To consider and approve the Continuing Connected Transactions between the Bank and BOCHK Group and the Annual Caps.	222,973,260,307 (99.612414%)	54,900 (0.000025%)	867,520,503 (0.387561%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			

	Special Resolution			
12	To consider and approve the resolution in relation to the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB7 billion and the authorization of the Board of Directors to finalize and deal with all related matters.	222,682,595,207 (99.482561%)	1,035,000 (0.000462%)	1,157,205,503 (0.516977%)
	As more than two third of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.			

Computershare Hong Kong Investor Services Limited (the H-Share Registrar of the Bank) was appointed as scrutineers of the Meeting.

For details of the aforesaid resolutions, shareholders may refer to the notice of the Meeting and the circular of H shares issued by the Bank on 30 April 2008. The notice, the circular of H shares and meeting materials concerning the Meeting can be downloaded from the website of the Bank (www.boc.cn).

3. Distribution of Final Dividends

At the Meeting, the shareholders of the Bank resolved to declare a final dividend (including tax) of RMB0.10 per share, amounting to approximately RMB25.384 billion for the year ended 31 December 2007 ("2007 Final Dividend"). The Board of the Directors of the Bank is pleased to announce that the 2007 Final Dividend will be paid to all A-Share Holders and H-Share Holders whose names appear on the Register of Members of the Bank at the close of business on Thursday, 26 June 2008. The Register of Members will be closed from Saturday, 21 June 2008 to Thursday, 26 June 2008 (both days inclusive). In order to be entitled to the dividend, H-Share Holders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at the H-Share Registrar of the Bank, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong at or before 4:30 p.m. on Friday, 20 June 2008. The 2007 Final Dividend of the Bank will be denominated and declared in RMB. Dividend for A-Share Holders will be paid in RMB and dividend for H-Share Holders will be paid in Hong Kong dollars. RMB will be converted into Hong Kong dollars based on the average exchange rate prevailing one week before Thursday, 19 June 2008 (such day inclusive) as announced by the People's Bank of China. The dividend distribution date is expected to be Tuesday, 8 July 2008.

Pursuant to the Articles of Association of the Bank, the Bank has appointed Bank of China (Hong Kong) Trustees Limited (the "Receiving Agent"), which is registered as a trust company under the Trustee Ordinance (Chapter 29 of the laws of Hong Kong), to receive on behalf of its H-Share Holders the 2007 Final Dividend declared in respect of the H Shares of the Bank. The dividend warrants for the 2007 Final Dividend will be issued by the Receiving Agent and will be posted by ordinary mail to H-Share Holders at their own risk on Tuesday, 8 July 2008 (which is the dividend distribution date of the 2007 Final Dividend in respect of the H Shares of the Bank).

The Bank will make separate announcement in the Mainland regarding payment of 2007 Final Dividend to A-Share Holders and related matters.

4. Witness by Attorneys

King & Wood PRC Lawyers witnessed the Meeting and issued legal opinion certifying that the convening and procedures of the Meeting conformed to the requirements of the law, administrative regulations, Rules for Shareholders' Meeting of Listed Company and the Article of Association of the Bank, the qualifications of the attendees and the convener were lawful and valid, the voting process and the voting results were lawful and valid, and the resolutions passed at the Meeting were lawful and valid.

By Order of the Board
YEUNG Cheung Ying
Company Secretary

Beijing, PRC, 19 June 2008

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHOU Zaiqun, ZHANG Jinghua, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, LIN Yongze*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, Alberto TOGNI#, HUANG Shizhong# and HUANG Danhan#.*

* *Non-executive Directors*
# *Independent Non-executive Directors*

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(the "Bank")
(Stock Code: 3988)

CLARIFICATION ANNOUNCEMENT

Reference is made to the Announcement of the Bank dated 19 June 2008 in relation to the poll vote results of the 2007 Annual General Meeting of the Bank held on 19 June 2008.

The scrutineers of the Meeting, Computershare Hong Kong Investor Services Limited (the H-Share Registrar of the Bank) informed the Bank in the evening of 20 June 2008 that due to their errors, the poll vote results in respect of resolution 12 stated in the Announcement were incorrect but as more than two thirds of the votes were cast in favour of this resolution, the resolution remains duly passed as a special resolution. Computershare Hong Kong Investor Services Limited issued a report in respect of the calculation errors to the Bank thereafter and confirmed that save as the poll vote results in respect of resolution 12 as aforesaid, the poll vote results of all the other resolutions considered and approved at the Meeting remain accurate.

Reference is made to the announcement of Bank of China Limited ("Bank") dated 19 June 2008 ("Announcement") in relation to the poll vote results of the 2007 Annual General Meeting of the Bank held on 19 June 2008 ("Meeting").

The scrutineers of the Meeting, Computershare Hong Kong Investor Services Limited (the H-Share Registrar of the Bank) informed the Bank in the evening of 20 June 2008 that due to their errors, the correct poll vote results in respect of resolution 12 stated in the Announcement should be as follows:

	Special Resolution	Votes (%)		
		For	Against	Abstain
12	To consider and approve the resolution in relation to the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB7 billion and the authorization of the Board of Directors to finalize and deal with all related matters.	220,956,800,592 (98.711569%)	1,844,239,215 (0.823907%)	1,039,795,903 (0.464524%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.			

Computershare Hong Kong Investor Services Limited issued a report in respect of the calculation errors to the Bank thereafter and confirmed that save as the poll vote results in respect of resolution 12 as aforesaid, the poll vote results of all the other resolutions considered and approved at the Meeting remain accurate.

By Order of the Board
Yeung Cheung Ying
Company Secretary

Hong Kong, 23 June 2008

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHOU Zaiqun, ZHANG Jinghua, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, LIN Yongze*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, Alberto TOGNI#, HUANG Shizhong# and HUANG Danhan#.*

* *Non-executive Directors*
\# *Independent Non-executive Directors*

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED
(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 3988)

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 2388)

ANNOUNCEMENT

SUBORDINATED CREDIT FACILITY BETWEEN BANK OF CHINA LIMITED AND BANK OF CHINA (HONG KONG) LIMITED

This joint announcement is made by BOC and BOCHK Holdings pursuant to the Listing Rules.

On 25 June 2008, BOC and BOCHK entered into a subordinated credit facility agreement pursuant to which BOC agreed to extend a €660,000,000 subordinated credit facility to BOCHK. The Subordinated Loan allows BOC to take advantage of its adequate capital to strengthen BOCHK's capital base and to meet BOCHK's business development needs.

The terms of the Subordinated Loan were negotiated on an arm's length basis between the two parties, and are in the overall interests of both BOC and BOCHK Holdings and the shareholders of BOC and BOCHK Holdings taken as a whole, respectively.

This joint announcement is made by Bank of China Limited ("**BOC**") and BOC Hong Kong (Holdings) Limited ("**BOCHK Holdings**") pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

On 25 June 2008, BOC and Bank of China (Hong Kong) Limited ("**BOCHK**"), the principal operating subsidiary of BOCHK Holdings and an authorized institution under the Banking Ordinance, entered into a subordinated credit facility agreement, pursuant to which BOC shall make available to BOCHK a subordinated credit facility (the "**Subordinated Loan**") of €660,000,000 for a term of 10 years from 27 June 2008. The Subordinated Loan shall be due and repayable on 27 June 2018. BOCHK may elect to repay the Subordinated Loan on or after 28 June 2013. Interest on the Subordinated Loan shall be payable every six months at 0.85%+ EURIBOR for the initial period of 5 years and, if not repaid, at 1.35%+EURIBOR for the remaining period.

The Subordinated Loan qualifies as Tier 2 Capital of BOCHK pursuant to the regulatory requirements of the Hong Kong Monetary Authority and will improve the capital structure of BOCHK. Going forward, BOCHK will continue to take proactive measures to manage its capital, with a view to meeting its strategic development needs.

The Subordinated Loan constitutes a connected transaction for both BOC and BOCHK Holdings under Chapter 14A of the Listing Rules. The Subordinated Loan was provided in the ordinary and usual course of BOC's business and on normal commercial terms. An independent board committee ("**IBC**") of BOCHK Holdings, comprising all of its independent non-executive directors and chaired by Mr. Tung Chee Chen, has reviewed the terms and conditions (including the pricing) of the Subordinated Loan. With the benefit of advice by an independent financial advisor, the IBC considers that they are fair and reasonable.

The Subordinated Loan allows BOC to take advantage of its adequate capital to improve the financial performance of BOC and to strengthen BOCHK's capital base. It will be used for general corporate purposes of BOCHK including to meet BOCHK's business development needs. The terms of the Subordinated Loan were negotiated on an arm's length basis between the two parties, and are in the overall interests of both BOC and BOCHK Holdings and the shareholders of BOC and BOCHK Holdings taken as a whole, respectively.

By Order of the Board
Bank of China Limited
Yeung Cheung Ying
Company Secretary

By Order of the Board
BOC Hong Kong (Holdings) Limited
Jason C. W. Yeung
Company Secretary

Hong Kong, 25 June 2008

As at the date of this announcement, the Directors of BOC are: Mr. XIAO Gang (Chairman), Mr. LI Lihui (Vice Chairman and President), Mr. LI Zaohang, Mr. ZHOU Zaiqun, Mr. ZHANG Jinghua, Mdm. HONG Zhihua*, Mdm. HUANG Haibo*, Mr. CAI Haoyi*, Mr. WANG Gang*, Mr. LIN Yongze*, Sir Frederick Anderson GOODWIN*, Mr. SEAH Lim Huat Peter*, Mr. Anthony Francis NEOH**, Mr. Alberto TOGNI**, Mr. HUANG Shizhong** and Mdm. HUANG Danhan**.*

As at the date of this announcement, the Directors of BOCHK Holdings are: Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*
** *Independent Non-executive Directors*

File No. 82-350

SUBMISSION FOR PUBLICATION | E-FORM | SUBMISSION MANAGEMENT | DOWNLOAD DOC TEMPLATE | PROFILE ADMIN | LOGOUT

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表（表格 I）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	03/07/2008	17:43:32	Submitted By 呈交者	03988P02
Date/Time Approved 批准日期/時間	03/07/2008	17:43:33	Approved By 審批者	03988P08
Submission No. 呈交編號	EBIS-080703-00089		Status 狀況	Approved

Issuer 發行人	LM03988	Bank of China Limited		
Type of Agent 代理人類別				
Tier 1 Headline 標題類別 (第一層)	Unvetted		Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Y.W. Pak			
Contact No. 聯絡電話	2846 2703			

For the month ended 截至月份： 30/06/2008

Name of Issuer 公司名稱	LM03988	Bank of China Limited
Representative Code/Name 代表代號／姓名		

Contact Person
聯絡人 Y.W. Pak

Contact Telephone No.
聯絡電話 2846 2703

Date submitted
呈交日期 03/07/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- [x] Ordinary shares 普通股
- [ ] Preference shares 優先股
- [ ] Equity Warrants 股本權證
- [ ] Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 3988
(1) 股份代號：

Description : H shares
說明 ：

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	76,020,251,269	RMB 1.00	76,020,251,269
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			

Balance at close of the month 本月底結存	76,020,251,269	RMB 1.00	76,020,251,269

(2) Stock Code :
(2) 股份代號 :

Description : A shares
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	177,818,910,740	RMB 1.00	177,818,910,740
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存	177,818,910,740	RMB 1.00	177,818,910,740

2. Preference Shares
2. 優先股

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month			

本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 :

Description : 說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 RMB 253,839,162,009

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	No. of ordinary shares 普通股數目 (2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	76,020,251,269	177,818,910,740		
Increase/(Decrease) during the month				

本月增加／（減少）				
Balance at close of the month 本月底結存	76,020,251,269	177,818,910,740		

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						(●) Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別

Total Exercised Money During the Month 月內已行使總金額 HKD

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 － 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1. ( )	HKD				(●) Ordinary (1) 普通股 (1) ○ Ordinary (2)

Stock Code 股份代號

Subscription Price 認購價 HKD

普通股 (2)
( ) Preference 優先股
( ) Other Class 其他類別

2. HKD

(●) Ordinary (1) 普通股 (1)
( ) Ordinary (2) 普通股 (2)
( ) Preference 優先股
( ) Other Class 其他類別

( )

Stock Code 股份代號

Subscription Price 認購價 HKD

3. HKD

(●) Ordinary (1) 普通股 (1)
( ) Ordinary (2) 普通股 (2)
( ) Preference 優先股
( ) Other Class 其他類別

( )

Stock Code 股份代號

Subscription Price 認購價 HKD

4. HKD

(●) Ordinary (1) 普通股 (1)
( ) Ordinary (2) 普通股 (2)
( ) Preference 優先股
( ) Other Class 其他類別

( )

Stock Code 股份代號

Subscription Price 認購價 HKD

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.	HKD				
Stock Code 股份代號					(•) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別
Conversion Price 換股價 HKD					
2.	HKD				
Stock Code 股份代號					(•) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別
Conversion Price 換股價 HKD					
3.	HKD				
Stock Code 股份代號					(•) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別
Conversion Price 換股價 HKD					

Other Issues of Shares
其他股份發行

Type of Securities 證券類別	No. Of New Shares Arising Therefrom

					由此而產生的新股數目
1.	Please Select One	At Price : HKD 價格 :		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
2.	Please Select One	At Price : HKD 價格 :		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
3.	Please Select One	At Price : HKD 價格 :		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
4.	Please Select One	At Price : HKD 價格 :		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2)

Preference 優先股
Other Class 其他類別

5. **Bonus Issue 紅股發行**

Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）

● Ordinary (1) 普通股 (1)
○ Ordinary (2) 普通股 (2)
○ Preference 優先股
○ Other Class 其他類別

6. **Repurchase of share 購回股份**

Cancellation Date: (dd/mm/yyyy) 註銷日期 ：（日／月／年）

● Ordinary (1) 普通股 (1)
○ Ordinary (2) 普通股 (2)
○ Preference 優先股
○ Other Class 其他類別

7. **Redemption of share 贖回股份**

Redemption Date: (dd/mm/yyyy) 贖回日期 ：（日／月／年）

● Ordinary (1) 普通股 (1)
○ Ordinary (2) 普通股 (2)
○ Preference 優先股
○ Other Class 其他類別

8. **Other 其他**

At Price : 價格 : HKD

Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：

● Ordinary (1) 普通股 (1)

（日／月／年）

(Please specify)
（請註明）

◯ Ordinary (2)
普通股 (2)
◯ Preference
優先股
◯ Other Class
其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名	Yeung Cheung Ying
* Title 職銜	Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

END